GAs filed with the U.S. Securities and Exchange Commission on August 3, 2006

Registration No. 333-100685

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

 INVENSYS PLC
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer's name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street, New York, NY 10005
Telephone (212) 602-1039
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

 Invensys Inc.
33 Commercial Street
Foxboro, Massachussetts 20335
(508-543-2700)

(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Deutsche Bank Trust Company Americas 60 Wall Street New York, NY 10005

It is proposed that this filing become effective under Rule 466
  ☒immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Invensys plc	N/A	N/A	N/A	N/A

(1)	Each Unit represents 100 American Depositary Shares.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment to Deposit Agreement filed as Exhibit (a)(3) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii) Procedure for voting, if any, the deposited securities	Articles (15), (16) and (18)
(iii) Collection and distribution of dividends	Articles (4), (7), (12), (13), (14), (15), and (18)
(iv) Transmission of notices, reports and proxy soliciting material	Articles (11), (15), (16), (17) and (18)
(v) Sale or exercise of rights	Articles (13), (14), (15) and (18)
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (12), (13), (15), (17) and (18)
(vii) Amendment, extension or termination of the Deposit Agreement	Articles (20) and (21)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Article (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles (2), (3), (4), (6), (7), (8) and (22)
(x) Limitation upon the liability of the Depositary	Articles (14), (18), (19) and (21)
(3) Fees and Charges	Articles (7) and (8)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a) Statement that Invensys plc furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Article (11)

I-1

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS

(a)(1)
Deposit Agreement. Form of Deposit Agreement among Invensys plc, Deutsche Bank Trust Company Americas, as successor depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed.

(a)(2)	Form of Supplement and Amendment to Deposit Agreement. Form of Supplement and Amendment to Deposit Agreement, including the Form of American Depositary Receipt. Previously filed.

(a)(3)
Form of Supplement and Amendment to Deposit Agreement. Form of Second Supplement and Amendment to Deposit Agreement, including the Form of American Depositary Receipt is filed herewith as Exhibit (a)(3).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Previously filed.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on August 2 , 2006.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	DEUTSCHE BANK TRUST COMPANY AMERICAS, as Depositary

By:	/s/ Clare Benson
Name: Clare Benson Title: Vice President

By:	/s/ Tom Murphy
Name: Tom Murphy Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Invensys plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on August 2, 2006.

INVENSYS PLC

By:	/s/ Ulf Henriksson
Name: Ulf Henriksson Title: Chief Executive

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of August 2 , 2006.

Name	Title

/s/ Marin Jay	Chairman
Martin Jay

/s/ Ulf Henriksson	Chief Executive
Ulf Henriksson

/s/ Steve Hare	Chief Financial Officer and Director
Steve Hare

/s/ Bay Green	Director
Bay Green

/s/ Jean-Claude Guez	Director
Jean-Claude Guez

/s/ Larry Farmer	Director
Larry Farmer

Director
Andrew Macfarlane

/s/ Mike Parker	Director
Mike Parker

/s/ Jay Ehle	Authorized Representative in the United States
Jay Ehle

INDEX TO EXHIBITS

(a)(3)	Form of Second Supplement and Amendment to Deposit Agreement

(e)	Rule 466 certification